K9
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[redacted]

SEC 08031604 IISSION

AMENDED **ANNUAL AUDITED REPORT**
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-67556

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OUNAVARRA CAPITAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 Park Avenue 8th Floor
(No. and Street)

New York (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason Miller 646-201-4886 / 212-332-2746
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDBURD & LOKETCH LLP CPAS
(Name – *if individual, state last, first, middle name*)

49 West 45th Street (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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OATH OR AFFIRMATION

I, Paul O'Reilly-Hyland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quinkuarra Capital, LLC, as of April 17th, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BENJAMIN DAVIDOV
Notary Public, State of New York
Qualified in Kings County
Reg. No. 01DA6123060
My Commission Expires Feb. 28, 2009

[signature]
Signature

Managing Partner
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OUNAVARRA CAPITAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2007

REPORT PURSUANT TO RULE 17A-5(d)

TABLE OF CONTENTS

	PAGE
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
SUPPLEMENTARY INFORMATION	
General and Administrative Expenses	7
Computation of Net Capital Pursuant to Uniform Capital Rule 15c3-1	8
Computation for the Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3	9

GOLDBURD & LOKETCH LLP
CERTIFIED PUBLIC ACCOUNTANTS

JACOB GOLDBURD, CPA
LOUIS LOKETCH, CPA
RIVKY RABINOWITZ, CPA

49 West 45th Street, New York, NY 10036
Telephone (212) 302-8970
(212) 869-2316
Facsimile (212) 869-1140

Independent Auditor's Report

To the Member
Ounavarra Capital, LLC

We have audited the accompanying statement of financial condition of Ounavarra Capital, LLC, as of December 31, 2007, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ounavarra Capital, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 7, 8 and 9 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldburd & Loketch LLP

New York, New York
February 27, 2008

OUNAVARRA CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Current assets	
Cash	$ 210,675
Accounts receivable	259,086
Total current assets	469,761
Fixed assets, at cost less accumulated depreciation of $ 2,495	10,497
Total assets	$ 480,258

LIABILITIES AND MEMBER'S CAPITAL

Current liabilities	
Accounts payable	$ 45,756
Credit card payable	15,383
Total current liabilities	61,139
Member's capital	419,119
Total liabilities and member's capital	$ 480,258

See auditor's report and notes to financial statements

OUNAVARRA CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues	
Placement agent commissions	$ 530,729
Special member payment	35,000
Total revenues	565,729
General and administrative expenses	226,124
Net Income	$ 339,605

See auditor's report and notes to financial statements

OUNAVARRA CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2007

Members	Capital at 1/1/07	Contributions	Withdrawals	Net Income	Capital at 12/31/07
Paul O' Reilly-Hyland	-	$ 100,000	$ (20,486)	$ 339,605	$ 419,119
	-	$ 100,000	$ (20,486)	$ 339,605	$ 419,119

See auditor's report and notes to financial statements

GOLDBURD & LOKETCH LLP
CERTIFIED PUBLIC ACCOUNTANTS

OUNAVARRA CAPITAL, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities:	
Net Income	$ 339,605
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	2,495
(Increase) decrease in accounts receivable	(259,086)
Increase (decrease) in accounts payable	45,756
Increase (decrease) in credit card payable	15,383
Total adjustments	(195,452)
Net cash provided by operating activities	144,153
Cash flows from investing activities:	
Cash payments for the purchase of property	(12,992)
Net cash (used) by investing activities	(12,992)
Cash flows from financing activities:	
Member's capital contributed	100,000
Guaranteed payments and distributions to partners	(20,486)
Net cash provided by financing activities	79,514
Net increase (decrease) in cash	210,675
Cash - beginning of year	0
Cash - end of year	$ 210,675

Supplemental disclosures of cash flow information:

Cash paid during the year for:	
Interest expense	$ 75

See auditor's report and notes to financial statements

GOLDBURD & LOKETCH LLP
CERTIFIED PUBLIC ACCOUNTANTS

1. PRINCIPAL BUSINESS ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Ounavarra Capital, LLC was formed January 11, 2007 as a limited liability company under the laws of the state of Delaware with offices in the state of New York. The Company is organized to be a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is an non-clearing broker and does not handle any customer funds or securities.

2. INCOME TAXES:

The Company is a single member limited liability company. Therefore, the Company is not liable for federal and state income taxes. The member is liable for the taxes on the Company's profit or loss.

3. NET CAPITAL REQUIREMENTS:

The company is subject to the Uniform Net Capital rule (rule 15c3-1) under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1, (and the rule of the "applicable" exchange also provided that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Company's net capital and excess net capital were $405,418 and $400,418 respectively.

4. PROPERTY AND EQUIPMENT:

Property and equipment are stated at cost. Expenditures for maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are charged to expenses as incurred. Upon retirement or disposal of assets, the cost and accumulated depreciation or amortization are eliminated from the accounts and the resulting gain or loss, if any, is included in income. Depreciation is computed using straight-line and accelerated methods as prescribed by the Internal Revenue Code. The following represents detail of these accounts:

		Estimated Useful Life
Furniture and fixtures	1,805	7 years
Machinery & equipment	11,187	5 years
	12,992	
Less: accumulated depreciation	2,495	
Total	$ 10,497	

See auditor's report and notes to financial statements

GOLDBURD & LOKETCH LLP
CERTIFIED PUBLIC ACCOUNTANTS

SUPPLEMENTARY INFORMATION

OUNAVARRA CAPITAL, LLC
GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2007

Outside services	$ 22,650
401(k) matching	1,816
Consulting fees	1,154
Depreciation	2,495
Donations	6,250
Dues and subscriptions	5,225
Insurance	1,648
Meals and entertainment	13,254
Medical	5,390
Miscellaneous	4,663
Office expense	2,811
Office supplies	7,494
Organization expense	20,906
Payroll service fees	2,666
Printing	2,157
Repairs & maintenance	1,300
Salaries - employees	60,564
Payroll taxes	5,442
Telephone	5,535
Travel	52,704
Total general and administrative expenses	$ 226,124

See auditor's report and notes to financial statements

OUNAVARRA CAPITAL, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2007

Total ownership equity		$ 419,119
Ownership equity not allowable		-
Total qualified ownership equity		419,119
Add:		
Subordinated liabilities- allowable		-
Other credits		-
Total capital and allowable subordinated liabilities		419,119
Deductions		
Accounts receivables	3,204	
Property, furniture and equipment	10,497	13,701
Net capital before haircuts		405,418
Haircuts:		
Contractual securities commitments		-
Subordinated securities borrowings		-
Trading and investment securities		-
Undue concentration		-
Other		-
Net capital		405,418
Net minimum capital requirement		
(SEC Rule 15c3-1(2)(i))		5,000
Excess net capital		$ 400,418
Unaudited net capital		143,975
Adjustments:		
Accounts receivable	255,882	
Accounts payable	5,561	261,443
Net capital per above		$ 405,418

Note: There was a $261,443 difference between the above computation and the Company's corresponding un-audited Focus filing as of December 31, 2007. The difference relates to the fourth quarter accounts receivable and reimbursements and various accounts payables recorded at December 31, 2007.

OUNAVARRA CAPITAL, LLC
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2007

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

OUNAVARRA CAPITAL, LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2007

GOLDBURD & LOKETCH LLP
CERTIFIED PUBLIC ACCOUNTANTS

TABLE OF CONTENTS

	PAGE
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Notes to Financial Statements	3

GOLDBURD & LOKETCH LLP
CERTIFIED PUBLIC ACCOUNTANTS

JACOB GOLDBURD, CPA
LOUIS LOKETCH, CPA
RIVKY RABINOWITZ, CPA

49 West 45th Street, New York, NY 10036
Telephone (212) 302-8970
(212) 869-2316
Facsimile (212) 869-1140

Independent Auditor's Report

To the Member
Ounavarra Capital, LLC

We have audited the accompanying statement of financial condition of Ounavarra Capital, LLC , as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ounavarra Capital , LLC, as of December 31, 2007, in conformity with accounting principles, generally accepted in the United States of America.

Goldburd & Loketch LLP

New York, New York
February 27, 2008

OUNAVARRA CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Current assets	
Cash	$ 210,675
Accounts receivable	259,086
Total current assets	469,761
Fixed assets, at cost less accumulated depreciation of $ 2,495	10,497
Total assets	$ 480,258

LIABILITIES AND MEMBER'S CAPITAL

Current liabilities	
Accounts payable	$ 45,756
Credit card payable	15,383
Total current liabilities	61,139
Member's capital	419,119
Total liabilities and member's capital	$ 480,258

See auditor's report and notes to financial statements

1. PRINCIPAL BUSINESS ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Ounavrara Capital, LLC was formed January 11, 2007 as a limited liability company under the laws of the state of Delaware. The Company is organized to be a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is an non-clearing broker and does not handle any customer funds or securities.

2. INCOME TAXES:

The Company is a single member limited liability company. Therefore, the Company is not liable for federal and state income taxes. The member is liable for the taxes on the Company's profit or loss.

3. NET CAPITAL REQUIREMENTS:

The company is subject to the Uniform Net Capital rule (rule 15c3-1) under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1, (and the rule of the "applicable" exchange also provided that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Company's net capital and excess net capital were $405,418 and $400,418 respectively.

4. PROPERTY AND EQUIPMENT:

Property and equipment are stated at cost. Expenditures for maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are charged to expenses as incurred. Upon retirement or disposal of assets, the cost and accumulated depreciation or amortization are eliminated from the accounts and the resulting gain or loss, if any, is included in income. Depreciation is computed using straight-line and accelerated methods as prescribed by the Internal Revenue Code. The following represents detail of these accounts:

		Estimated Useful Life
Furniture and fixtures	1,805	7 years
Machinery & equipment	11,187	5 years
	12,992	
Less: accumulated depreciation	2,495	
Total	$ 10,497	

END